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(POLYMEDICA LOGO)

INVESTOR CONTACT:
Keith W. Jones
Chief Financial Officer
(781) 933-2020


                     POLYMEDICA EXTENDS EXPIRATION DATE FOR
            PREVIOUSLY ANNOUNCED MODIFIED DUTCH AUCTION TENDER OFFER

WOBURN, MASSACHUSETTS - (June 24, 2005) - PolyMedica Corporation (NASDAQ/NM:
PLMD) announced today that it is increasing the purchase price of its previously announced tender offer to repurchase up to $150 million of its common stock. The new purchase price will not be less than $34.75 per share nor more than $37.50 per share. Previously, the price range of the tender offer was from $30.75 to $34.50 per share. The Company is extending the expiration date of the tender offer from 12:00 midnight, Eastern time, on June 23, 2005 to 12:00 midnight, Eastern time, on July 8, 2005.

All shareholders will be receiving a new Letter of Transmittal. Shareholders that have already tendered shares at a specified price must deliver a new Letter of Transmittal to the Depositary if they wish to participate in the tender offer. Shareholders that have already tendered their shares and indicated that they would accept the final price determined by the Company in the tender offer do not need to take any action unless they wish to change that direction.

ABOUT POLYMEDICA
PolyMedica Corporation is a leading provider of healthcare products and services to patients suffering from chronic diseases. With over 700,000 active patients, the Company is the nation's largest provider of blood glucose testing supplies and related services to people with diabetes. In addition, PolyMedica provides its patients with a full range of prescription medications through Liberty's mail-order pharmacy. By communicating with patients on a regular basis, providing the convenience of home delivery, and submitting claims for payment directly to Medicare and other insurers on behalf of their patients, Liberty provides a simple and reliable way for patients to obtain their supplies and medications and encourages compliance with their physicians' orders. More information about PolyMedica can be found on the Company's website at www.polymedica.com.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of PolyMedica Corporation's common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials (as amended and supplemented) that PolyMedica Corporation distributed to shareholders on May 26, 2005, as well as the additional materials to be distributed to shareholders. Shareholders should read all these materials carefully because they contain important information. Shareholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the supplement to the Offer to Purchase and other documents that PolyMedica Corporation filed with the Securities and Exchange Commission at the Commission's website at


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(POLYMEDICA LOGO)


www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from The Altman Group, Inc., the information agent for the tender offer, toll free at 800-443-5182.

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